16002044

SEC
Mail Processing
Section
FEB 29 2016
Washington DC

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2017
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-65786

RMS

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

CastleOak Securities, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip J. Ippolito — 212-829-4788 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*
SEC 1410 (06-02).

JG

AFFIRMATION

I, Philip J. Ippolito, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to CastleOak Securities, L.P. (the "Partnership"), as of December 31, 2015, is true and correct. I further affirm that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Philip J. Ippolito
Chief Financial Officer

Notary Public

Heidi M. Castro
Notary Public, State of New York
No. 01CA6094353
Qualified in New York County
Commission Expires June 16, 2019

[redacted]

This report ** contains (check all applicable boxes):

- ☑ Facing Page
- ☑ Report of Independent Registered Public Accounting Firm.
- ☑ Statement of Financial Condition.
- ☐ Statement of Operations.
- ☐ Statement of Cash Flows.
- ☐ Statement of Changes in Partners' Capital.
- ☐ Statement of Changes in Subordinated Borrowings.
- ☑ Notes to Statement of Financial Condition
- ☐ Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ Computation for Determination of the Reserve Requirements under Exhibit A of SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3.
- ☐ A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ An Oath or Affirmation.
- ☐ A copy of the SIPC Supplemental Report.
- ☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EY
Building a better
working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The Partners of CastleOak Securities, L.P.:

We have audited the accompanying statement of financial condition of CastleOak Securities, L.P. (the "Partnership") as of December 31, 2015. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CastleOak Securities, L.P. at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2016

CastleOak Securities, L.P.

Statement of Financial Condition

December 31, 2015

(In Thousands)

Assets		
Cash	$	4,073
Receivables from related broker-dealer		4,438
Receivables from broker-dealers and clearing organizations		2,016
Receivables from partners		38
Fixed assets, net		113
Other assets		144
Total assets	$	10,822
Liabilities, Subordinated Borrowings and Partners' Capital		
Payables to related parties		551
Accounts payable and accrued liabilities		282
Accrued compensation		2,769
Total liabilities		3,602
Commitments and contingencies (Note 7)		
Subordinated borrowings		2,000
Partners' capital:		
General partner		2,719
Limited partner		2,501
Total partners' capital		5,220
Total liabilities, subordinated borrowings and partners' capital	$	10,822

See notes to the statement of financial condition.

CastleOak Securities, L.P.

Notes to the Statement of Financial Condition

(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business

CastleOak Securities, L.P. (the "Partnership"), is a limited partnership organized under the laws of the State of Delaware. The Partnership is a registered broker-dealer with the Securities Exchange Commission ("SEC"). The Partnership is owned by CastleOak Management, LLC ("COM" – 55.9%), the general partner, and CastleOak Management Holdings, LLC ("COMH" – 44.1%), the limited partner. COMH is a wholly owned subsidiary of Cantor Fitzgerald, L.P. ("CFLP").

The Partnership engages primarily in institutional brokerage, specializing in capital markets issuance, underwriting group participation and private placement of securities, which are supported by a sales and trading team specializing in equity and fixed income products.

Basis of Presentation

The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

Management makes estimates and assumptions that affect the reported amounts of the assets and liabilitiesand the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Revenue Recognition

Investment Banking Revenue, Net

Underwriting revenues generated from group participation of private placement securities are accrued when services for the transactions are substantially complete.

Principal Transactions

Principal transaction revenues are primarily derived from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one customer and sell them to another customer. Revenues earned from principal transactions represent the spread

1. General and Summary of Significant Accounting Policies (continued)

between the buy and sell price of the brokered security, commodity, or derivative. Principal transaction revenues and related expenses are recognized on a trade date basis.

Commissions

Commission revenues are derived from agency brokerage transactions, whereby the Partnership executes a customer transaction at the best available price in the over-the-counter ("OTC") and exchange markets. Commission revenues and related expenses are recognized on a trade date basis.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Receivables from Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations represents fees receivable from investment banking activities and other receivables and margin from unaffiliated clearing brokers.

Receivables from Related Broker-Dealer

Receivables from related broker-dealer represents clearing deposits held at Cantor Fitzgerald & Co. ("CF&Co"), a registered broker-dealer with the SEC.

Fixed Assets, Net

Fixed assets are recorded at historical cost, net of accumulated depreciation and amortization, and depreciated over their estimated economic useful life, generally three to five years using the straight line method. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter.

1. General and Summary of Significant Accounting Policies (continued)

Income Taxes

Income taxes are accounted for under Financial Accounting Standards Board ("FASB") guidance, *Accounting for Income Taxes*, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

FASB guidance, *Accounting for Uncertainty in Income Taxes*, clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the financial statements. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

The Partnership is taxed as a U.S. partnership. Under applicable federal and state laws, the taxable income or loss of a limited partnership is allocated to each partner based upon its ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership is subject to the Unincorporated Business Tax ("UBT") in New York City ("NYC") for which it records an income tax provision.

2. Receivable from Broker-Dealers and Clearing Organizations

At December 31, 2015, Receivables from broker-dealers and clearing organizations include (in thousands):

	Receivables
Receivable from clearing organization	$ 1,233
Receivables from broker-dealers	783
	$ 2,016

(In Thousands)

2. Receivable from Broker-Dealers and Clearing Organizations (continued)

Receivables from broker-dealers and clearing organizations represents fees receivable from investment banking activities and other receivables and margin from unaffiliated clearing brokers.

3. Related Party Transactions

CF&Co provides clearing and settlement services, under contractual agreements, to the Partnership. In connection with these services, CF&Co collects the brokerage revenue and remits to the Partnership on a monthly basis. In addition, CF&Co charges fees on a per-ticket basis, dependent upon the product traded.

CFLP provides the Partnership with administrative services, including network, data center, server administration support, and other technology services to the Partnership for which CFLP charges the Partnership based on the cost of providing these services. Such support includes accounting, treasury, operations, human resources, occupancy and legal services. Additionally, other services provided by CFLP included utilization of fixed assets.

An affiliate of the Partnership enters into various agreements with certain of its employees whereby these employees receive forgivable loans. These employee loans are recorded at historical value and are amortized using the straight-line method over the forgiveness period, which is generally two or three years.

The Partnership recorded $450 of capital loans to partners for the year ended December 31, 2015 which is included in Total partners' capital in the statement of financial condition.

4. Fixed Assets, Net

Fixed assets, net consisted of the following:

	December 31, 2015
Leasehold improvements	$ 213
Computer and communication equipment	54
Furniture, fixtures and fittings	19
	286
Less: accumulated depreciation and amortization	173
Fixed assets, net	$ 113

(In Thousands)

5. Income Taxes

The Partnership was subject to the following NYC UBT income tax expense for the year ended December 31, 2015:

	Current		Deferred		Total	
Local	$	24	$	7	$	31
Total	$	24	$	7	$	31

As of December 31, 2015, the Partnership recorded a deferred tax liability of approximately $17, which consists primarily of book-tax differences related to forgivable loans. The Partnership had an effective tax rate of 2.22%, which is different from the NYC UBT statutory rate of 4.0% due primarily to business income allocated outside New York City partially offset by non-deductible meals & entertainment expenses. The Partnership analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined that there were no material tax liabilities as of December 31, 2015. The Partnership is not presently under examination for United States federal, state, & local income tax purposes, and is no longer subject to examination by tax authorities for the years prior to 2012 in all jurisdictions.

6. Regulatory Requirements

As a registered broker-dealer, the Partnership is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1). The Partnership has elected to compute its net capital using the basic method which requires the maintenance of minimum capital of $250 or 6 2/3% of aggregate indebtedness. At December 31, 2015, the Partnership had net capital of $6,183 which was $5,933 in excess of its required net capital.

7. Commitments and Contingent Liabilities

Legal Matters

In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief. As of December 31, 2015, no such claims or actions have been brought against the Partnership.

7. Commitments and Contingent Liabilities (continued)

Legal reserves are established in accordance with FASB guidance on *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, legal reserves are adjusted when additional information becomes available or when an event occurs requiring a change.

Risks and Uncertainties

The Partnership generates revenues by providing securities brokerage, trading, and underwriting services to institutional customers. Revenues for these services are transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of the global financial markets.

Other Commitments

In the normal course of business, the Partnership enters into commitments for underwriting transactions. As of December 31, 2015, there were no outstanding commitments.

8. Counterparty Credit Risk

Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker-dealer, the Partnership is engaged in various brokerage activities, servicing a diverse group of domestic and foreign corporations, governments, and institutional and individual investors.

A substantial portion of the Partnership's transactions are fully collateralized or are executed with, and on behalf of, institutional investors, including major brokers and dealers, money center and other commercial banks, insurance companies, pension plans, and other financial institutions. The Partnership's exposure to the risk of incurring losses associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership. The Partnership monitors counterparty activity daily and does not anticipate nonperformance by counterparties. The Partnership has a policy of periodically reviewing the credit standing of each counterparty with which it conducts business.

(In Thousands)

9. Subordinated Borrowings

The Partnership has a $10,000 subordinated revolving line of credit with CF&Co which is used to facilitate investment banking transactions. At December 31, 2015, $2,000 of subordinated borrowings were outstanding. The current rates of interest are 10% and 2.5% on outstanding and non-outstanding balances, respectively. The scheduled maturity date on the borrowing is February 28, 2018. This borrowing is subordinated to the claims of general creditors, approved by Financial Industry Regulatory Authority ("FINRA") and other regulators, and is included in the Partnership's calculation of net capital and the capital requirements of FINRA 4120.

10. Subsequent Events

The Partnership has evaluated subsequent events through the date the statement of financial condition was issued. There have been no material subsequent events that would require recognition in statement of financial condition or disclosure in the notes to the statement of financial condition.